Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: December 14, 2021

The following press release was issued by Rentokil Initial plc on December 14, 2021:

14 December 2021

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AND THE PERSON RESPONSIBLE FOR MAKING THIS ANNOUNCEMENT IS DARAGH FAGAN, GENERAL GROUP COUNSEL AND COMPANY SECRETARY, RENTOKIL INITIAL PLC.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS NOT A PROSPECTUS AND THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY.

THIS IS AN ANNOUNCEMENT AND ANY DECISION TO PURCHASE, SUBSCRIBE FOR, OTHERWISE ACQUIRE, SELL OR OTHERWISE DISPOSE OF ANY SECURITIES MUST BE MADE ONLY ON THE BASIS OF THE INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS ONCE PUBLISHED. THIS ANNOUNCEMENT IS NOT A CIRCULAR OR EQUIVALENT DOCUMENT AND INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A CIRCULAR AND PROSPECTUS IN RELATION TO THE TRANSACTION DESCRIBED IN THIS ANNOUNCEMENT WILL EACH BE PUBLISHED IN DUE COURSE.

ACQUISITION OF

TERMINIX GLOBAL HOLDINGS INC

BY

RENTOKIL INITIAL PLC FOR STOCK AND CASH

CREATING THE GLOBAL LEADER IN PEST CONTROL AND HYGIENE & WELLBEING

▪	increased scale and leadership in the global pest control market

▪	substantially increased scale in North America, providing an enlarged platform for profitable growth

▪	a complementary and synergistic portfolio combination

▪	an attractive financial profile

Transaction summary

The Boards of Directors of Rentokil Initial plc ("Rentokil Initial") and Terminix Global Holdings, Inc. ("Terminix") are pleased to announce that Rentokil Initial and Terminix have entered into a definitive agreement (the “Agreement”) under which Rentokil Initial will acquire Terminix for stock and cash (the “Combination” or the “Transaction”). The Transaction will bring together two complementary businesses (the "Combined Group") to create the global leader in pest control and hygiene & wellbeing, and the leader in the pest control business in North America, the world’s largest pest control market.

Under the terms of the Agreement, Rentokil Initial will issue to Terminix shareholders at closing aggregate consideration comprised of approximately 643.29 million new Rentokil Initial shares (representing approximately 128.66 million American depository shares (“ADSs”), based on a 1:5 ADS to Rentokil Initial share ratio) and approximately US$1.3bn in cash. Based on Rentokil Initial’s 5-day average daily volume weighted share price and the 5-day average of the Sterling- US Dollar exchange rate both over the period spanning 6 to 10 December 2021 inclusive, this values the entire share capital of Terminix at US$6.7billion, implying a value of US$55.00 per share of Terminix common stock, and represents an aggregate consideration mix of 80% stock and 20% cash and:

■	a premium of 47.0% over the closing price of Terminix common stock on 13 December 2021 (being the last trading day prior to this announcement); and

■	a premium of 32.5% over the 90-day volume weighted average share price of Terminix ending on 13 December 2021.

Terminix shareholders may elect to receive all cash or all stock consideration, subject to proration in the event of oversubscription. Each Terminix share for which no election or an invalid election is received will be deemed to have elected for all stock consideration.

The value of the per share cash election and the value of the per share stock election will be equalised ahead of closing such that the value of each election choice will be substantially the same.

The total number of new Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the Agreement will not vary as a result of individual election preferences.

As part of the Combination, Rentokil Initial will list the American Depository Receipts (“ADRs”) evidencing the ADSs on the New York Stock Exchange (“NYSE”). The Combination will result in Terminix’s existing shareholders owning approximately 26% of the Combined Group on completion and sharing the benefits accruing to the Combined Group.

The Transaction will combine two leading brands with a long cultural heritage, outstanding talent and strong focus on people, customers and ESG. Upon completion, the Combined Group will have c.56,000 colleagues serving c.4.9m customers around the world from 790 locations. The enlarged business will have a strong platform for growth, particularly in North America, and an attractive financial profile to support future growth, including through acquisitions and continued investment in innovation and technology. For the year ended 31 December 2020, the Combined Group's pro forma revenue would have amounted to US$5.7bn1 (£4.3bn), with EBITDA of US$1.2bn (£897m) and Free Cash Flow of US$608m (£458m).

The Combination is expected to create significant value, enhance long-term growth potential, be highly cash generative and present a compelling industrial logic, supported by:

■	increased scale and leadership in the global pest control market;

■	substantially increased scale in North America, providing an enlarged platform for profitable growth;

■	a complementary and synergistic portfolio combination; and

■	an attractive financial profile.

The Combination is expected to generate material annual pre-tax net cost synergies of at least US$150m (£113m) by the third full year post completion. Run rate synergies are expected to accumulate c.30%, c.80% and 100% in the first, second and third 12-month periods respectively, post completion. In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150m, half of which will be incurred in the first 12 months post completion. The Transaction is expected to deliver mid-teens percent accretion to Rentokil Initial’s earnings per share in the first full year post completion2.

Recommendations

The Boards of Directors of both Terminix and Rentokil Initial have unanimously approved the Transaction and resolved to recommend that their respective shareholders vote in favour of it.

Current trading

Rentokil Initial and Terminix each confirm that current trading is in line with expectations.

Commenting on today’s announcement, Richard Solomons, Chairman of Rentokil Initial, said:

“The Board of Rentokil Initial and I are delighted to recommend this transformational combination which will create the global leader in Pest Control and Hygiene & Wellbeing. Under Andy Ransom’s leadership, our Combined Group will have a highly talented and experienced management team able to more effectively create value and enhance long-term growth. We believe the combination is a compelling opportunity for all stakeholders to participate in the value creation of the Combined Group.”

1 GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group financials. Calculated using Terminix financial results in accordance with US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies.

2 Earnings accretion is not a profit forecast.

Commenting on today’s announcement, Andy Ransom, CEO of Rentokil Initial, said:

“This is an exciting and transformational combination that will create the global leader in commercial, residential and termite pest control, and a leader in North America, the world’s largest pest control market. It brings together c.56,000 colleagues, protecting people, enhancing lives in over 87 countries, and serving c.4.9m customers.

“These are two highly complementary businesses with a similar operational playbook focused on supporting great people to provide outstanding customer service across Pest Control and Hygiene & Wellbeing. The combination will deliver further investment and the sharing of best practices to enable our talented teams to better serve customers, protecting them from the growing threat of pests and meeting their future needs. We will open our first innovation centre in the US and provide our industry-leading innovations and digital technologies to a far larger customer base. This is a win-win-win for colleagues, customers and shareholders.”

Commenting on today’s announcement, Naren Gursahaney, Chairman of Terminix, said:

“On behalf of the Board of Terminix, I enthusiastically support this complementary combination of two phenomenal pest management companies. Our Board of Directors is confident that Rentokil Initial is the perfect partner for Terminix and that this Transaction will maximize value for Terminix’s customers, teammates and stockholders. The Transaction delivers a compelling 47.0% premium for Terminix’s stockholders, and the equity consideration will allow Terminix stockholders to participate in and benefit from the substantial upside potential of the combined company. The Terminix Board of Directors has unanimously determined that this highly complementary combination is a win for, and in the best interests of, all of our stakeholders. The combined company will be differentiated by its strong focus on people, customers and ESG and well- positioned to drive continued growth and value creation.”

Commenting on today’s announcement, Brett Ponton, CEO of Terminix, said:

“This is an exciting next step that significantly advances Terminix’s journey toward becoming a global leader in pest management. As part of a larger and stronger organisation, we will offer superior service and an even more comprehensive range of solutions for our customers, while accelerating our investments in growth and technology. I look forward to the opportunity this combination provides for our colleagues and customers. The shared cultural focus on providing our people with the training, tools, and technology necessary to provide world-class customer service will provide new opportunities for our teammates to develop as part of the worldwide leader in pest control. Leveraging our strong combined residential and commercial capabilities and enhanced customer density will bring us closer to our customers and improve the quality of service we provide to our customers.”

Analyst and Investor Presentation

There will be an analysts' and investors' conference call and webcast presentation at 9.00am GMT today, hosted by Rentokil Initial’s management. This will be available via a live audio web cast at www.rentokil-initial.com and on www.terminix.com. Rentokil Initial management will also host a second conference call and a webcast presentation will be given at 1.00pm GMT (8.00am EST). This will be available via a live audio web cast at www.rentokil-initial.com. An audio recording will be available at www.rentokil-initial.com for the foreseeable future.

Background

Under current management Rentokil Initial has increasingly focused the business on Pest Control and Hygiene & Wellbeing. For the period from 2013 to 2020, Rentokil Initial delivered a seven-year compound annual growth rate (CAGR) of 9.9% in Ongoing Revenue, a seven-year CAGR of 15.2% in Ongoing Operating Profit, and improved Net Operating Margins from 9.8% to 13.7%. During this period the Group has also increased dividend payments from 2.31p per share in 2013 to 5.41p per share for the full year ended December 2020. The business has also consistently executed a highly value creating programme of acquisitions and since 2016 has acquired 228 businesses (primarily in pest control), 73 of which have been in North America.

Terminix is the most recognised brand in U.S. termite and pest management services and is now a singularly focussed pest management company, with a low cost structure and strong balance sheet.

Rentokil Initial and Terminix are significant players in the attractive, non-cyclical and growing pest control industry. The global pest control market, estimated to be worth c.US$22bn in 2020 (51% in North America, 20% Europe, 21% Asia), has delivered a total market CAGR of 4.7% over the last five years and is estimated to grow at between 4.5% and 5%+ over the medium term.

Pest Control is a largely non-discretionary and essential service and industry growth opportunities show no signs of being diminished by the COVID-19 pandemic. Growth characteristics of the global pest control market include increasing global populations, urbanisation, expansion of middle classes, climate change, greater intolerance to pest incidence and rising transmission of vector borne diseases. Technology developments are also important factors contributing to future pest management growth, including rising demand for remote monitoring systems.

Creating the global leader in pest control

The Boards of Directors of Rentokil Initial and Terminix believe the Transaction has a highly compelling industrial logic:

■	Increased scale and leadership in the global pest control market

Combined, the two businesses will become the leading global pest control company, with a customer base of c.4.9m customers, c.56,000 colleagues globally and presence in 790 locations in over 87 countries. The significantly enhanced network and route density will bring the Combined Group closer to its customers, with its colleagues and teammates able to spend more time directly with customers and less time driving to and from customer visits. Pro forma revenues for the Combined Group would have been US$5.7bn (£4.3bn) for the full year ended December 2020, 75% of which would have been generated from pest control (for the full year 2020, 62% of Rentokil Initial’s revenues were from pest control).

■	Substantially increased scale in North America, providing an enlarged platform for profitable growth

The Combined Group will become the leading player in North America, the world’s largest pest control market (representing 51% of the global market and estimated to be worth c.US$11bn). As such, North America is of significant strategic importance and focus for Rentokil Initial. It is a highly competitive and fragmented market comprising over 20,000 pest control companies. Commercial pest control comprises the largest segment in North America at c.45% of the market, with residential comprising c.35% and termites at c.20%. Rentokil Initial is currently a leading brand in commercial pest control, whilst Terminix is the most recognised brand for termite and pest management in the US, performing c.50,000 customer visits each day from 375 locations across 47 states. It generated pest control revenues of c.US$1.9bn for the year to 31 December 2020. Post completion, the Combined Group will include a leading brand for residential and termite pest control in North America, as well as the leading global brand in commercial pest control.

Upon completion of the Transaction, c.60% of the Combined Group’s total revenues will come from North America. The Combination will create additional scale which will enable further investments in people, service quality, innovation, digital technology & applications and sustainability, to meet the future needs of customers and colleagues. Post completion, Terminix and Rentokil Initial intend to open a new science and innovation centre in the US focused on termite and residential pest control.

■	A complementary and synergistic combination

The Combination brings together two complementary businesses with a strong operational and cultural fit, creating significant synergy opportunities.

Rentokil Initial and Terminix have complementary service lines (combining Rentokil Initial’s expertise in commercial pest control globally with Terminix’s expertise in residential and termite pest control in North America). Their geographic footprints in North America are also complementary, allowing greater route-density to be achieved, presenting further opportunities to enhance operational efficiency. Both companies have similar operating models which will enable the effective sharing of best practices in the future. In addition, Rentokil Initial is a leader in innovation and digital technology, creating services and products which can be rolled out to Terminix’s c.2.9m pest control customers.

Both companies have a strong track record of integrating acquisitions and are committed to creating a high-quality working environment with attractive opportunities for colleagues and teammates from both businesses to develop rewarding long-term careers in the Combined Group. Rentokil Initial and Terminix believe the enlarged business will be able to further differentiate itself from its competitors through its strong focus on people, customers and ESG. (More details on this are given in the ‘Benefits to the Combined Group’s customers’ and ‘Benefits to the Combined Group’s employees’ sections of this announcement.)

The Combination is expected to generate material annual pre-tax cost synergies of at least US$150m (£113m) by the third full year post completion, owing to greater footprint density, procurement leverage, property rationalisation, duplicate administrative and overhead rationalisation, marketing, sales effectiveness, head office synergies and financing. (See ‘Delivering significant value for shareholders’ for further details.)

■	An attractive financial profile

The Combined Group will have an attractive financial profile, with the opportunity to increase Group Net Operating Margins through cost reductions and operational efficiencies by c.100bps in each of the three full calendar years post completion. A strong balance sheet will support growth through continued investments in people, innovation, digital technologies and sustainability, and through further M&A opportunities around the world. The Combined Group will be highly cash generative and on a pro forma basis would have generated Free Cash Flow of £458m for the year ended 31 December 2020.

The Combination will create a larger, highly diversified and more resilient business in Pest Control and Hygiene & Wellbeing. In North America Pest Control, it will be well balanced between residential and termite (60% of revenues) and commercial (40% of revenues) pest services. Revenues from termites, currently 47% of Terminix’s residential pest revenues, will become c.20% of the Combined Group’s North America pest business upon completion of the Transaction.

The Combined Group will also have a strong, complementary international Hygiene & Wellbeing business, with leading positions in 22 of its 65 markets. Revenues from Hygiene & Wellbeing will form 21% of total Combined Group revenues and the category is expected to deliver 4% to 6% Organic growth per annum over the medium term from 2022. The Board of Rentokil Initial remains committed to the growth and development of this business which it believes has the potential to become ‘The New Pest Control’. Terminix and Rentokil Initial will target the opportunity to cross-sell and up-sell both Pest Control and Hygiene & Wellbeing services to its enlarged customer base going forward.

Following completion of the Combination, Rentokil Initial will continue to target the medium-term growth rates set out at its Capital Markets Day on 28 September 2021. These are Ongoing Revenue growth of 6% to 9%, including Organic growth of 4% to 5%, Ongoing Operating Profit growth of 10%+ and Free Cash Flow conversion of c.90%. The medium-term Organic growth target for the Combined Group’s Pest Control category will remain unchanged at 4.5% to 6.5%. Medium-term growth targets for the Combined Group’s Hygiene & Wellbeing and Workwear categories will also remain unchanged at 4% to 6% and 3% to 4% respectively.

The Combined Group will remain committed to Rentokil Initial’s current progressive dividend policy and expects to have leverage metrics consistent with a BBB investment grade rating within two years from completion of the Combination. Net Debt to EBITDA is targeted to be 2.0x to 2.5x in the medium term.

Terms of the Agreement

Under the terms of the Agreement, Rentokil Initial will issue to Terminix shareholders at closing aggregate consideration comprised of approximately 643.29 million new Rentokil Initial shares (representing approximately 128.66 million ADSs based on a 1:5 ADS to Rentokil Initial share ratio) and approximately US$1.3bn in cash. Based on Rentokil Initial’s 5-day average daily volume weighted share price and the 5-day average of the Sterling-US Dollar exchange rate both over the period ending 10 December 2021, this values the entire share capital of Terminix at US$6.7bn, implying a value of US$55.00 per share of Terminix common stock, and represents an aggregate consideration mix of 80% stock and 20% cash and:

■	a premium of 47.0% over the closing price of Terminix common stock on 13 December 2021 (being the last trading day prior to this announcement); and

■	a premium of 32.5% over the 90-day volume weighted average share price of Terminix ending on 13 December 2021.

Terminix shareholders may elect to receive all cash or all stock consideration, subject to proration in the event of oversubscription. Each Terminix share for which no election or an invalid election is received will be deemed to have elected for all stock consideration.

The cash election consideration and the stock election consideration will be equalized to the value of the aggregate consideration per Terminix share, as measured by the value of 5.3094 new Rentokil Initial shares and $11 in cash as of the second day prior to closing.

The total number of new Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the Agreement will not vary as a result of individual election preferences.

As part of the Combination, Rentokil Initial will list ADRs evidencing the ADSs on the NYSE. The Combination will result in Terminix’s existing shareholders owning approximately 26% of the Combined Group on completion and sharing the benefits accruing to the Combined Group.

Delivering significant value for shareholders

Terminix and Rentokil Initial believe that the Transaction will create significant value for shareholders, who will be able to participate in the Combined Group’s continued success through their ownership in the global leader in a high-quality growth market.

■	The Combination is expected to deliver substantial value creation for shareholders from annualised pre-tax net cost synergies of at least US$150m (£113m) by the end of year three post completion. Run rate synergies are expected to accumulate c.30%, c.80% and 100% in the first, second and third 12-month periods respectively, post completion.

■	In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150m, half of which will be incurred in the first 12 months post completion.

■	Synergies will be achieved through operational and route density, procurement leverage, property rationalisation, reduced corporate costs and efficiencies in administrative functions and overheads. Savings can also be made in marketing and sales effectiveness and by leveraging the best of both companies’ technology and IT systems. A breakdown is given below:

■	back office synergies from reduced corporate costs, and scale efficiencies in administrative functions and overheads, will represent c.50% of total synergies; and

■	combining our branches and routes will drive service productivity and savings in property costs; this will represent the remaining c.50% of total synergies.

■	Additional (non-operating) synergies of $11m, including costs of financing reductions.

The Transaction values Terminix at: 19.3x 2021E consensus EBITDA pre synergies; and 13.9x 2021E consensus EBITDA pro forma for aggregate cost synergies across the Combined Group of $150m.

The Combination is also expected to be mid-teens percent accretive to Rentokil Initial’s earnings per share in the first full financial year following completion3.

The Combined Group’s margin profile and operating scale efficiencies are expected to enable it to reduce its costs and increase overall efficiencies, creating flexibility for it to deploy capital strategically and drive value for shareholders, including pursuing bolt-on and new-entry acquisition opportunities that will extend the Combined Group’s capabilities into new markets, segments and cities of the future.

The Combined Group is expected to be highly cash generative. It will remain committed to Rentokil Initial’s progressive dividend policy and expects to have leverage metrics consistent with a BBB investment grade rating within two years from completion of the Combination. Net Debt to EBITDA is targeted to be 2.0x to 2.5x in the medium term.

The Combined Group would have generated total revenues of US$5.7bn in 2020, EBITDA of $1.2bn and an EBITDA margin (excluding synergies) of 20.9%, and Free Cash Flow US$608m.

Benefits for the Combined Group’s customers

Upon completion of the Combination, the Combined Group will have c.4.9m customers and a shared commitment to providing the highest levels of customer satisfaction and to developing new, innovative ways to better serve its customer base. Its aim is to achieve this through:

■	Highly trained experts - through the Combined Group’s commitment to training and development, together, it will provide customers with best in class levels of service. Service performance and customer satisfaction will be consistently monitored and recorded, reported to the Board and published annually in the Combined Group’s Annual Report;

■	Providing additional services to existing customers - post completion, the Combined Group will jointly examine opportunities to upsell more solutions to its enhanced customer base and the potential for cross sell, for instance, Hygiene & Wellbeing products and services to Terminix customers;

■	Access to innovation and digital solutions - Rentokil Initial has excellent levels of capability in innovation and proven, digital pest management tools which it will offer to the Combined Group’s enlarged customer base through

3 Earnings accretion is not a profit forecast.

a series of product and service launches. These include proprietary connected products for rodent control and digital portals offering customers 24/7 access to service information. Rentokil Initial continues to focus on the global roll out of PestConnect, its digital pest control system, and by 30 June 2021 it had installed over 200,000 units to customers in 28 countries. Rentokil Initial’s pipeline of innovations includes new connected devices for flying insects as well as crawling insects such as bed bugs. In addition, Rentokil Initial will deploy its highly successful Command Centre to provide data analytics to further enhance customer services. Rentokil Initial has technology partnerships in place with global leading companies and is also in the early-stage development of new tools, using rich media and artificial intelligence to further enhance its pest control offering;

■	New US science and innovation centre to be opened - post completion, the Combined Group intends to invest in a new science and innovation centre, based in the US, and which will focus on termite and pest control solutions. This will be designed to complement Rentokil Initial’s existing UK-based centres for innovation (the Power Centre) and new technology and product testing;

■	Capitalising on shared strengths and expertise - the Combined Group will have complementary strengths and capabilities, such as Terminix’s expertise in termite and residential pest control and Rentokil Initial’s expertise and global footprint in commercial pest control. The enlarged business will utilise shared best practices and ‘best of the best’ ways of working to benefit its customers;

■	Investment in combined customer experience technologies - learning from the Combined Group’s technology platforms and IT expertise, the enlarged business will invest in high quality customer experience technologies, designed to improve both customer experience and touch points;

■	Benefits of scale - the Combined Group’s additional scale will enable further investments in people, service quality, innovation, digital and sustainability to meet the future needs of customers and communities. It will continue to work with third-party suppliers to introduce new innovations to its enlarged customer base; and

■	Supporting customers’ sustainability plans - as a responsible supplier to multiple customer sectors, the Combined Group will continue to develop new products and services, using shared expertise to reduce its customers own environmental footprint. These include new products which use fewer chemicals or generate lower levels of carbon emissions than traditional units. The Combined Group will be committed to supporting independent ESG indices and providing environmental and social data to help customers choose their responsible suppliers, and to support other stakeholders.

Benefits for the Combined Group’s employees

The Combined Group presents additional opportunities for its c.56,000 employees and will introduce a set of commitments to all colleagues and teammates as set out below.

1.	Safety will remain the top priority for all employees - the Combined Group will measure Lost Time Accident rates and Working Days Lost and implement best practices from across the Combined Group to enhance safety, which will continue to be the first item on every management agenda.

2.	Creating an enhanced Employer of Choice programme – the Combined Group will work together to share best practices from across the enlarged organisation to recruit, train and retain its people more effectively, provide line managers with support and training, and ultimately ensure all colleagues and teammates have the opportunity to benefit from a long and successful career within the enlarged business. The Combined Group will work to create a culture that is inspiring, encouraging and proactive, and one in which achievements are celebrated and rewarded. Great teamwork will be central to the Combined Group’s future success.

3.	Culture and engagement – the Combined Group will place great importance on respect and the diversity, equality and inclusion of its people. It will continue to support with pride veterans who deserve special appreciation and will remain committed to acting responsibly for all colleagues, customers, suppliers and business partners.

4.	Open and honest communication – the Combined Group will commit to regular communication with its colleagues and teammates and will continue to listen actively to them through regular surveys, town hall meetings and webinars. In addition, it will establish employee forums for colleagues to engage with initiatives and ways of working that can support the future growth and success of the group. The Combined Group will consider carefully and explain to its colleagues key decisions on its strategy, people, infrastructure, systems and services. As the Combined Group grows, it expects over time to employ more people and, whilst in the short term there will be some reduction in duplicate roles, the majority of these will come from not replacing those who leave the Combined Group. The Combined Group will measure and set targets to achieve high levels of sales and service colleague retention.

5.	Retained commitment to main US locations – the Combined Group will maintain its presence in Memphis, TN, Reading, PA and Charlotte, NC and will continue to support their local communities there, and maintain branches throughout the US.

6.	Continuing to invest in the Terminix brand – the transaction will enhance Terminix’s ability to compete for residential and termite pest control customers in North America, while Rentokil Initial will increase Terminix’s ability to compete for commercial pest control customers. Innovating and finding new and more sustainable ways of working will be a key component of the enlarged business’s strategy going forward. The purpose of the Combined Group will be to ‘Protect People and Enhance Lives’ and it aims to deliver this through outstanding people delivering best in class service.

7.	Tools to get the job done – the Combined Group will adopt a pragmatic ‘best of the best’ approach to identifying which tools to use going forward. This includes investing in a combined IT system to make the enlarged business more effective and efficient for its people and customers. Added scale will also allow the Combined Group to continue to invest in new tools, including digital systems and services.

8.	Being part of a local-global family – the Combined Group will learn from its colleagues and customers locally and globally, providing job opportunities across town, state, country and the world.

9.	Becoming more sustainable – Rentokil Initial and Terminix have both begun their journey towards a more environmentally-friendly future and together will join forces to share collective expertise. Focus areas include the introduction of non-toxic products, the use of digital services requiring fewer chemicals, greater route density leading to more eco-efficient driving, deployment of an ultra-low emissions fleet and reduced waste and packaging. The Combined Group will commit to becoming a net zero carbon emissions company by 2040.

10.	Supporting communities and charities – the Combined Group will be passionate about supporting the communities in which it operates and helping charitable causes through its people and donations. This will be an important part of its plan to become a responsible employer of choice.

Post completion, Rentokil Initial and Terminix will engage with its colleagues and teammates to build on these commitments as part of an overall goal to become a world-class employer of choice.

Governance, management and listing

Both Rentokil Initial and Terminix are built on the strength of their people which is the single most important asset to each business. As service organisations, both rely on the commitment and ability of colleagues and teammates to deliver the highest levels of service. The Combined Group, led by a proven and senior management team, will draw on the array of talent and experience from both organisations to further develop the business.

Upon completion, it is intended that the Combined Group's Board will comprise as follows:

■	Richard Solomons, currently Chairman of Rentokil Initial, who will be Chairman of the Combined Group;

■	Andy Ransom, currently CEO of Rentokil Initial, who will be CEO of the Combined Group;

■	Stuart Ingall-Tombs, currently CFO of Rentokil Initial, who will be CFO of the Combined Group; and

■	Five non-executive directors who currently make up the Board of Rentokil Initial; and

■	One non-executive director from the Board of Terminix.

Together, these individuals will create a diverse nine-member Board drawing on the expertise and experience of both companies.

The Combined Group will be incorporated, headquartered and domiciled in the UK, retaining Rentokil Initial’s listing on the premium segment of the Official List of the Financial Conduct Authority (the “FCA”) and trading on the main market of London Stock Exchange (the “LSE”). Reflecting the stock component of the Combination to be issued to existing shareholders of Terminix, Rentokil Initial will list its ADRs on the NYSE upon completion following registration under US securities laws.

Conditionality and timing to completion

The parties expect the Transaction to close in the second half of 2022 subject to, amongst other things:

■	obtaining approval from the shareholders of both Rentokil Initial and Terminix;

■	obtaining regulatory approval in the US;

■	approval of the new Rentokil Initial shares for listing on the LSE and the Rentokil Initial ADSs on the NYSE; and

■	other customary conditions for closing.

Completion of the Transaction is not subject to any financing condition.

The Transaction is a Class 1 transaction for Rentokil Initial for the purposes of the UK Listing Rules requiring the approval of Rentokil Initial shareholders. A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to Rentokil Initial shareholders in due course. Rentokil Initial will also publish a prospectus in connection with the stock consideration to be issued to Terminix shareholders.

The Transaction terms provide that Terminix will be liable to pay a break fee of US$200m to Rentokil Initial in certain specified circumstances, including a change of Terminix’s board recommendation or Terminix terminating the Agreement in order to accept a superior proposal. Rentokil Initial will also be required to pay Terminix a break fee of US$150m in certain specified circumstances, including a change of Rentokil Initial’s board recommendation.

In line with Rentokil Initial's undertakings to the CMA, Terminix will dispose of its UK business prior to completion of the Transaction.

Financing

Rentokil Initial has entered into a committed bridge facility for up to $2.7 billion with Barclays to support the financing of the cash consideration, refinancing of existing Terminix debt, and to pay fees associated with the Transaction. In due course, Rentokil Initial expects to refinance the bridge facility with longer term financing from capital markets and a syndicated term loan facility provided by a relationship bank group.

Employees

Under the terms of the Agreement, Rentokil Initial has agreed that for 12 months following closing, it will provide the Terminix employees with a base salary that is no less favourable than that provided before closing and target cash and long-term equity incentive opportunities that are in the aggregate substantially comparable to those provided before closing.

Advisors to Rentokil Initial

Barclays Bank PLC (“Barclays”) is acting as sole sponsor, joint financial advisor and joint corporate broker, and Goldman Sachs International (“Goldman Sachs”) is acting as joint financial advisor and joint corporate broker, in relation to the Transaction described in this announcement. Davis Polk & Wardwell LLP and Freshfields Bruckhaus Deringer LLP are acting as, respectively, US and UK legal counsel to Rentokil Initial.

Advisors to Terminix

Lazard is acting as financial advisor to Terminix. Wachtell, Lipton, Rosen & Katz and Macfarlanes LLP are acting as, respectively, US and UK legal counsel to Terminix.

Enquiries: Investors / Analysts:	Katharine Rycroft	Rentokil Initial plc	+44 (0)7811 270734
Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)7788 978199

	Richard Mountain	FTI Consulting	+44 (0)7909 684466

Barclays (Joint Financial Advisor and Joint Corporate Broker)

Gary Posternack, Mark Astaire, Omar Faruqui, Tom Macdonald

Goldman Sachs (Joint Financial Advisor and Joint Corporate Broker)

Anthony Gutman, Diego Fortunati, Jimmy Bastock, Mitul Patel

Enquiries:

Terminix

Investors / Analysts: Jesse Jenkins | Terminix | +1 901-597-8259 | Jesse.Jenkins@terminix.com

Media: James Robinson | Terminix | +1 901-597-7521 | James.Robinson@terminix.com
Joele Frank, Wilkinson Brimmer Katcher | Dan Moore / Andrew Siegel | +1 212-355-4449

About Rentokil Initial:

Founded in 1925, Rentokil Initial is a leader in the pest control and hygiene & wellbeing service industry. The Company has c.44,500 employees, and over 1,800 local service teams across the world covering around 90% of global GDP in over 90 of the world’s 100 largest cities across the US, Europe, UK, Asia, Pacific and Rest of World. It operates in over 87 countries, with approximately 90% of its revenues derived outside the UK. The Company’s business model is focused on compounding revenue, profit and cash growth through a combination of organic growth and M&A.

About Terminix:

Terminix Global Holdings (NYSE: TMX) is a leading provider of residential and commercial pest management. The Company provides pest management services and protection against termites, mosquitoes, rodents and other pests. Headquartered in Memphis, Tenn., with more than 11,400 teammates and 2.9 million customers in 24 countries and territories, the Company visits more than 50,000 homes and businesses every day. It has scale and deep presence in the U.S. with over 95% of revenues coming from the United States. During 2020, Terminix generated a total revenue of US$1.96bn, adjusted EBITDA of US$345m and profit from continuing operations before income taxes of US$41m. As of September 30, 2021, Terminix had gross assets of US$4.45bn. Terminix’s executive and senior leaders are Brett Ponton (Chief Executive Officer), Robert Riesbeck (Executive Vice President and Chief Financial Officer), David Dart (Chief Human Resources Officer), Doug Hart (Vice President, Terminix International), Dion Persson (Senior Vice President, Special Projects), Deidre Richardson (Senior Vice President, General Counsel and Corporate Secretary), Jim Summerville (Senior Vice President, Supply Management) and Joy Wald (Senior Vice President and Chief Information Officer).

Important notice

Barclays, who is authorised by the Prudential Regulation Authority (the “PRA”) and regulated in the United Kingdom by the Financial Conduct Authority (the “FCA”) and the PRA, together with Goldman Sachs, who is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, are each acting exclusively for Rentokil Initial and no one else in connection with the Transaction and the matters referred to in this document and will not regard any other person as a client in relation to the matters set out in this document and will not be responsible to anyone other than Rentokil Initial for providing the protections afforded to their respective clients, nor for providing advice in relation to the Transaction or any other matter referred to in this document. Neither Barclays nor Goldman Sachs, nor any of their respective subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Transaction or any statement contained herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on each of Barclays and Goldman Sachs by the Financial Services and Markets Act 2000 (“FSMA”), or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Barclays nor Goldman Sachs nor any of their respective affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Rentokil Initial or the matters described in this announcement. To the fullest extent permitted by applicable law, each of Barclays and Goldman Sachs and each of their respective affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any statement contained therein.

Important additional information

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil Initial”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil Initial will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil Initial. Each of Rentokil Initial and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil Initial will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil Initial’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0)7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID- 19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements that the transaction is accretive to earnings per share, or enhancing to operating margins should be interpreted to mean that earnings per share or operating margins of Rentokil Initial or Terminix for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of Rentokil Initial or Terminix.

Completion of the transaction is subject to the satisfaction of several conditions as more fully described in this announcement. Consequently, there can be no certainty that the completion of the transaction will be forthcoming.

This announcement does not constitute a prospectus or a prospectus equivalent document for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and underlying legislation (together, the “UK Prospectus Regulation”). It has been prepared solely for the transaction referred to in this announcement. A circular and prospectus are expected to be published by Rentokil Initial in connection with the transaction in due course.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform precisely with the total figure given. Except as explicitly stated in this announcement, none of the contents of Rentokil Initial or Terminix’s websites, nor any website accessible by hyperlinks on Rentokil Initial’s or Terminix’s websites, is incorporated in or forms part of, this announcement.

Notes

Unless otherwise stated: financial information relating to Rentokil Initial has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with IFRS); and financial information relating to Terminix has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with US GAAP).

All Terminix financial information in this announcement is presented following US GAAP and may be different in the Circular and Prospectus, which will be prepared under IFRS and Rentokil Initial’s accounting policies.

Combined pro forma financial information is based on Rentokil Initial’s IFRS audited results for the twelve months ended 31 December 2020 and Terminix’s US GAAP audited results for the twelve months ended 31 December 2020 and may be different in the Circular and Prospectus, which be based on reconciled Terminix financial information prepared under IFRS and Rentokil Initial’s accounting policies.

Non-GAAP results, determined in accordance with Terminix’s internal policies, exclude the impact of the following GAAP items: share-based compensation expense, fair value adjustment of inventory acquired, amortisation of purchased intangible assets, changes in fair value of contingent consideration, restructuring and related expenses, upfront payments related to licenses and other strategic agreements, acquired in-process research and development, impairment of purchased intangible assets, gains and losses related to strategic equity investments, litigation charges, gain or loss on the sale of a business or asset, gain or loss related to purchase options, contingent milestone payments associated with acquisitions of legal entities accounted for as asset acquisitions, acquisition-related costs and certain adjustments to income tax expense. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, the financial measures prepared and presented in accordance with GAAP and should be reviewed in conjunction with the relevant GAAP financial measures.

Sources of information and bases of calculation

i.	As at 8 December 2021, there were 121,159,960 Terminix shares outstanding. The International Securities Identification Number for the Terminix Shares is US88087E1001.

ii.	Any references to the issued and to be issued ordinary share capital of Terminix are based on:

a)	the 121,159,960 Terminix Shares referred to in paragraph (i) above; and

b)	1,203,679 Terminix Shares which may be issued on or after the date of this announcement to satisfy the exercise of stock options and restricted and performance stock awards outstanding under the Terminix Share Plans, estimated based on the total consideration of US$55.00 per Terminix share and calculated in accordance with the Treasury Stock Method.

iii.	As at 10 December 2021, there were 1,859,332,965 Rentokil Initial Ordinary Shares in issue, of which all shares have voting rights attached.

iv.	The value placed by the Transaction on the entire issued and to be issued ordinary share capital of Terminix is to be calculated:

a)	based on the 5-day average of the daily volume weighted average price of a Rentokil Initial Share ending Friday 10 December 2021, derived from Factset, and the average Sterling - US Dollar exchange rate over the same period, derived from Factset ; and

b)	on the basis of the issued and to be issued share capital of Terminix (as set out in paragraph (ii) above).

v.	The share capital of the Combined Group (being 2,502,619,657) has been calculated as the sum of:

a)	1,859,332,965 Rentokil Initial Shares, being the number of Rentokil Initial Shares in issue as at 10 December 2021; and

b)	643,286,692 New Rentokil Initial Shares which would be issued pursuant to the terms of the Transaction.

vi.	The percentage of the share capital of the Combined Group that will be owned by Terminix Shareholders is calculated by dividing the number of New Rentokil Initial Shares to be issued pursuant to the terms of the Transaction referred to in paragraph (v) above by the issued share capital of the Combined Group (as set out in paragraph (v) above) and multiplying the resulting sum by 100 to produce a percentage.

vii.	Unless otherwise stated all prices and closing prices for Terminix Shares and Rentokil Initial Shares are derived from Bloomberg.

viii.	The volume weighted average price of a Terminix Share is derived from Bloomberg by reference to the volume weighted average price over the last 90 days up to 13 December 2021 (being the last Business Day prior to announcement of an offer for Terminix).

ix.	The transaction value multiples are derived from:

a)	The value placed by the transaction on the entire issued and to be issued ordinary share capital of Terminix (as set out in paragraph (iv) above);

b)	The net debt of Terminix as at 30 September 2021; and

c)	The Consensus estimate for Terminix's 2021 EBITDA.

x.	The 2020 financials for the Combined Group are based on:

a)	The 2020 Rentokil Initial Annual Report;

b)	The 2020 Terminix Annual Report; and

c)	The Sterling - US Dollar exchange rate on 10 December 2021, derived from Factset.

xi.	Pest control market data is based on information from a variety of industry reports, and Internal Data Forecasts from June 2021.

Daragh Fagan
Company Secretary
Rentokil Initial plc

All alternative performance measures used within this document for Rentokil Initial are consistent with those used in the 2020 Annual Report and definitions can be found in Note E to the Financial statements.